

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 30, 2008

Richard G. Wolford
Chairman, President, and CEO
Del Monte Foods Company
One Market at The Landmark
San Francisco, CA 94105

Re: **Del Monte Foods Company**
              Annual report for the fiscal year ended April 27, 2008
              Filed June 25, 2008
              File No. 1-14335

Dear Mr. Wolford:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 27, 2008

Risk Factors, page 17

1. In future filings, please tailor the risk factor discussion to your circumstances by referencing facts and events that provide further detail about or illustrate the risks you describe. For example, revise the risk factors entitled "We may not be able to successfully implement our business strategies to reduce costs. . ." to address how cost increases impacted your results in 2008 and "Our Senior Credit Facility and indentures included certain covenants. . ." to disclose the applicable financial ratios.   Also revise the risk factor entitled "Risk associated with foreign

> operations, including changes in import/export duties. . ." to discuss material risks relating to your operations in Venezuela.

Business, page 3

Customers, page 9

2. Please disclose whether customers other than Wal-Mart accounted for more than 10% of your consolidated revenues. Also, discuss the terms of your arrangements with customers accounting for more than 10% of your revenues. Please file all material contracts with such customers.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 40

3. Please discuss your planned capital expenditures and disclose the estimated amounts you believe you will need to fund those expenditures.

Definitive Proxy Statement on Scheduled 14A

Review, Approval and Ratification of Transactions with Related Parties, page 14

4. Please confirm that no related party transaction, as defined by Item 404(a) of Regulation S-K, occurred during the fiscal year 2008.

Executive Compensation, page 36

5. Please amend your filing to include the disclosure in Item 407(e)(4) of Regulation S-K, as required by Item 11 of Form 10-K.

6. Please disclose whether the CEO provides any input to the Compensation Committee regarding the determination of his compensation.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comment s do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Lucas at (202) 551-5798 or, in his absence, Carmen Moncada-Terry at (202) 551-3687 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Lucas
        C. Moncada-Terry